
           LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                      Summarized Financial Information
                (Dollars in Millions, except per share data)


                                                      	  	Three Months Ended					              Nine Months Ended
	                                                           	September 30,					                  September 30,
													                                         -----------------------    --------------------------------------------------
                                                        (1)       (1)               (1)        (1)        (1)            (1)
                                                                                                       Before Charges  After Charges
                                                  		   Before	  	After				         Before     After     and Extra      and Extra-
	                                                    	Charges	 	Charges					      Charges    Charges   ordinary Item   ordinary Item
		                                                     1996		    1996		  1995	      1996      1996 	       1995          1995
                                                      ------------------------   --------------------------------------------------


Net sales		                                           $ 402.6  $ 402.6   $ 417.5 	$ 1,216.5  $ 1,216.5	  $ 1,028.6     $ 1,028.6
	                                                     ======= 	=======		 =======		=========  =========   ========= 		  =========

Operating income (loss)	                            	 $  19.6  $(165.4)  $  43.2 	$    77.5 	$  (140.5)  $   124.7 		  $    49.7
		                                                    =======		=======		 =======		=========		=========   =========	    =========

Earnings (loss) before income taxes		                 $   2.5  $(182.5)  $  26.2 	$    27.6 	$  (190.4)  $    77.4 		  $     2.3
	and extraordinary item

Provision for income taxes		                             (2.1)		  36.1 		  (11.8)		   (15.4)      35.7 		    (35.0)	         (6.7)
                                                      -------		 ------	  -------  ---------  ---------    --------     ---------
Earnings (loss) before extraordinary item		           $   0.4 	$(146.4)		$  14.4 	$    12.2 	$  (154.7)  $    42.4 		  $    (4.4)

Extraordinary Item - Loss on early extinguishment
	 of debt, net of income tax benefit of $5.2             	 -    	  	-       		-    		  	 -    		    -    		     -    		     (8.3)
                                                  	  	------- 	------- 		-------  ---------  ---------   ---------     ---------
Net earnings (loss)		                                 $   0.4  $(146.4)  $  14.4 	$    12.2 	$  (154.7)  $    42.4 		  $   (12.7)
	                                                  	  =======		=======	 	=======		=========  =========   =========     =========
Earnings (loss) per common share (2):

	Earnings (loss) per common share before
	    extraordinary item	                                  -  	 $ (1.19)  $  0.12 	$    0.10 	$   (1.26)  $    0.40 		  $   (0.04)
	Extraordinary loss per common share	                     -      		-        		-    			   -    		    -    		     -    		    (0.08)
                                                      -------  -------   -------  ---------		---------   ---------     ---------
Net earnings (loss) per common share		                    -  	 $(1.19)   $  0.12 	$    0.10 	$   (1.26)		$    0.40 		  $   (0.12)
   	                                                 	=======		=======	 	=======		=========  ==	====== 		=========     =========

(1)	Charges in 1996 include $185.0 million for settlements and related expenses in the quarter ended
 September 30,1996, $23.0 million for restructuring and other	non-recurring items and $10.0 million
 to increase the provision for doubtful accounts in the second quarter of 1996.  Charges in 1995 include
 $65.0 million for	restructuring related to the merger with Roche Biomedical Laboratories, Inc. on
 April 28, 1995 and a $10.0 million provision for settlements related to various matters including billing matters.

(2)	Earnings (loss) per common share are based on the weighted average number of shares outstanding during the three- and nine-month periods ended September 30, 1996 of 122,922,495 shares and 122,917,281 shares, respectively and the weighted average number of shares outstanding during the three- and nine-months
 ended September 30, 1995	of 122,908,722 shares and 106,424,055 shares, respectively.



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    FOR IMMEDIATE RELEASE                   Contact:  Pamela
                                                      Sherry
                                   Telephone:  (910)584-5171
                                                Ext. 6768

          LABORATORY CORPORATION OF AMERICA REPORTS
                  RESULTS FOR THIRD QUARTER

         Announces Special Charge of $185.0 Million
        Related to Ongoing Government Investigations

        Continues to Develop Recapitalization Program


Burlington,  NC, November 14, 1996 -- Laboratory Corporation
of  America  Holdings (LabCorp) (NYSE: LH)  today  announced
results  for  the  third  quarter  and  nine  months   ended
September 30, 1996.


Third Quarter Results

Net  sales  for the three months ended September  30,  1996, were $402.6 million, versus $417.5 million in the third quarter of 1995. The Company posted operating income in the third quarter of 1996 of $19.6 million, before a special pretax charge of $185.0 million. This compares with operating income of $43.2 million in the prior year period. Before the third quarter charge in 1996, net income was $0.4 million. This compares to net income of $14.4 million and earnings per share of $0.12 for the same period in 1995. After the special charge, LabCorp had an operating loss of $165.4 million and a net loss of $146.4 million or $1.19 per share.

The third quarter 1996 special charge is to increase reserves for anticipated government and private claims resulting from the government's industry-wide investigations of certain past laboratory marketing practices at a number of laboratories, including those of LabCorp's predecessor companies -- National Health Laboratories Holdings Inc.
(NHL), Roche Biomedical Laboratories, Inc. (RBL) and Allied Clinical Laboratories, Inc., a Company subsidiary. As previously disclosed, these investigations and related settlement discussions have become more active in recent months. Due to the nature of these discussions, the Company is still unable to predict with certainty the final outcome of these negotiations.

"We have made great progress in our negotiations with the government on the matters at hand," said Dr. James B. Powell, President and Chief Executive Officer. "As we near a resolution, we look forward to putting all outstanding issues behind us. Importantly, we have been working with the government to help establish clear industry guidelines. These guidelines will be of great value in ensuring consistent future compliance with regulatory standards that have been the focal point of government investigations."


Nine Month Results

Net sales for the nine month period ended September 30, 1996, were $1,216.5 million. Operating income for the nine month period ended September 30, 1996, before special pretax charges was $77.5 million, net income $12.2 million and earnings per share $0.10. The special charges were $23.0 million related to additional merger restructuring and nonrecurring charges and $10.0 million to increase the allowance for doubtful accounts, occurring in the second quarter, and the previously mentioned third quarter charge. After the special charges in 1996, the Company posted a nine month operating loss of $140.5 million and a net loss of $154.7 million or $1.26 per share.

The 1995 nine month results reflect the April 28, 1995, merger of LabCorp's predecessor companies -- NHL and RBL -- and, therefore, are not directly comparable to the same period in 1996. For the nine months ended September 30, 1995, net sales were $1,028.6 million, operating income was $124.7 million, net earnings were $42.4 million, and net earnings per share were $0.40, before a special charge in the second quarter of 1995 of $75.0 million relating to initial merger restructuring and other provisions and before an extraordinary loss of $8.3 million, net of taxes, related to the early extinguishment of debt in connection with the merger on April 28, 1995. After the special charge and extraordinary loss in 1995, LabCorp had operating income of $49.7 million, a net loss of $12.7 million and a net loss per share of $0.12.


Key Factors Affecting Results

"Volume erosion, largely due to the prevailing influence of managed care on utilization, but also impacted by the Company's more disciplined approach to poorly priced volume, continued to impact our results for the quarter," said Dr. Powell. "As we see volume declines from these factors, we are prepared to adjust our cost structure further. Even though our prices were lower than the prior year comparable period, this is the first quarter since the merger that we have seen a stabilization in pricing compared to the immediately preceding quarter."

Lower collection rates and higher bad debt expense related to medical necessity and diagnosis code requirements of third-party payors also impacted results. "These regulatory changes are fundamentally affecting the current and future practice of medicine," said Dr. Powell. "Recognizing that the requirements dramatically affect not only the way labs bill and collect, but the specific way physicians must order and document the medical necessity of their test requests, we have intensified our efforts to stabilize our accounts receivable through education, training, internal control systems, and the redesign of test order forms. We have also contracted for an independent third-party review of our billing processes to identify improvements that simplify and expedite collections. Although the results of these programs are not immediately evident, we believe they will benefit LabCorp's future collection rates and cash flow."

Dr. Powell concluded, "These results are disappointing but consistent with industry trends. Even though pricing has stabilized in the quarter, we will continue to monitor this critical aspect of our business closely in order to respond quickly to any opportunities. Future quarterly performance will still be difficult to predict because of volume variances and the lag time to adjust capacity and costs more appropriately to volume. As a result, we must adhere to our strategies of increasing prices and implementing other cost cutting initiatives in addition to building volume from new strategic alliances and institutional relationships."

LabCorp indicated that it is making progress in its merger-related cost savings programs, with the programs continuing on schedule with respect to timing and amount of savings achieved. Other expense control measures initiated by the Company are also achieving desired results.


Recent Alliances and Acquisitions

During the quarter, LabCorp made progress in its strategic alliance program when it entered into an agreement with Arcon HealthCare Inc. of Nashville, Tennessee, to provide laboratory management and reference testing services to Arcon's healthcare centers planned throughout rural regions of the Southeast and West. LabCorp also entered into an agreement with Desert Hospital of Palm Springs, California, to manage its hospital laboratory operation.

In early November, LabCorp completed the acquisition of Genetic Design, Inc., a Greensboro, North Carolina genetic testing laboratory, in an asset purchase transaction. The acquisition complements LabCorp's existing paternity testing operation at its Burlington, North Carolina laboratory.


Financial Update

As previously announced, the Company obtained waivers for the quarter ended June 30, 1996, of certain covenants contained in its existing credit agreement, and subsequently successfully negotiated an amendment to the agreement. The amendment modifies the interest coverage and leverage ratios applicable to the quarters ending September 30 and December 31, 1996, and results in increased interest rate margins through the periods covered by the amendment. As a result of the special charge taken in the third quarter of 1996, LabCorp obtained an additional waiver which excludes the special charge from covenant calculations for the periods covered by the most recent amendment. The Company's ability to satisfy payments which may become due in connection with a settlement agreement is dependent upon a successful recapitalization of the Company, which is in its very preliminary stages. While LabCorp cannot be assured of a successful recapitalization, it believes that both public and private sources of funds may be available to it to complete such a program by March 31, 1997. LabCorp will be required to obtain an additional waiver or amendment to its credit agreement at the earlier of 30 days following the completion of a settlement agreement or March 31, 1997, if a recapitalization is not completed within such time periods. There can be no assurance that such a waiver or amendment can be obtained.

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1995.

Laboratory Corporation of America Holdings (LabCorp) is a national clinical laboratory organization with estimated annualized revenues of $1.6 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.